UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 for the calendar year ended December 31, 2006

or

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 for the transition period from to

Commission File Number: 000-15827

A.	Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

The Sharper Image 401(k) Savings Plan

350 The Embarcadero, 6th Floor

San Francisco, CA 94105

B.	Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

Sharper Image Corporation

350 The Embarcadero, 6th Floor

San Francisco, CA 94105

THE SHARPER IMAGE

401(k) SAVINGS PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Administrative Committee,

The Sharper Image 401(k) Savings Plan

San Francisco, California

We have audited the accompanying statements of net assets available for benefits of The Sharper Image 401(k) Savings Plan (the “Plan”) as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal controls over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental Schedule of Assets Held (At End of Year) as of December 31, 2006 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly presented in all material respects in relation to the basic financial statements taken as a whole.

/s/ BDO Seidman, LLP
San Francisco, CA
June 29, 2007

THE SHARPER IMAGE

401(k) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2006 AND 2005

	December 31,
	2006	2005
ASSETS
Investments at Fair Value
Mutual funds	$9,256,083	$8,508,005
Money market fund	1,988,876	2,045,557
Sharper Image Corp. unitized common stock	530,212	626,766
Participant loans	588,640	566,600
Common collective trust	226,626	127,668

Total Investments	12,590,437	11,874,596

Receivables
Employer Contributions	202,332	258,411
Employee Contributions	65,906	95,046

Total Receivables	268,238	353,457

Total Assets	12,858,675	12,228,053

LIABILITIES
Excess contributions refundable	(85,381)	(151,632)

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	12,773,294	12,076,421

Adjustment from fair value to contract value for interest in common collective trust relating to fully benefit-responsive investment contracts	1,333	1,289

NET ASSETS AVAILABLE FOR BENEFITS	$12,774,627	$12,077,710

See Accompanying Notes to Financial Statements

THE SHARPER IMAGE

401(k) SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEARS ENDED DECEMBER 31, 2006 AND 2005

	Year Ended December 31,
	2006	2005
ADDITIONS TO NET ASSETS
Investment income
Net appreciation (depreciation) in fair value of investments	$659,816	$(77,204)
Interest and dividend income	515,840	385,930

Total net investment income	1,175,656	308,726

Employer contributions	202,332	258,411
Employee contributions	1,220,501	1,549,564

Total additions	2,598,489	2,116,701

DEDUCTIONS FROM NET ASSETS
Benefits paid to participants and beneficiaries	(1,876,410)	(976,659)
Administrative expenses	(25,162)	(5,617)

Total deductions	(1,901,572)	(982,276)

NET INCREASE IN NET ASSETS	696,917	1,134,425

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year	12,077,710	10,943,285

End of year	$12,774,627	$12,077,710

See Accompanying Notes to Financial Statements

THE SHARPER IMAGE

401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2006 AND 2005

1.	DESCRIPTION OF THE PLAN

The following description of The Sharper Image (the “Company”) 401(k) Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General- The Plan was established on April 1, 1994 and has since been amended. The Plan is a defined contribution plan covering all employees who have completed one year of service with at least 1,000 hours and are age twenty-one or older and who are not covered by a collective bargaining agreement, a non-resident alien who received no U.S. income, and an individual who becomes an employee as a result of a Code Section 410(b)(6)(C) transaction. The Plan is intended to qualify under Sections 401(a) and 401(k) of the Internal Revenue Code (“IRC”). The purpose of the Plan is to provide retirement and other benefits for employees of the Company. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Effective March 28, 2005, the Plan was amended to reduce the involuntary cash-out threshold for distributions from $5,000 to $1,000. Up until this time, all vested interest in the Plan that did not exceed $5,000 was paid out in a lump sum distribution upon termination.

Contributions- Participants may defer from 1% to 20% of their annual compensation, not to exceed the maximum deductible amount allowed under the IRC, which for the year ended December 31, 2006 and 2005 was $15,000 and $14,000 respectively. Participants may also rollover into the Plan investments from other qualified defined benefit or contribution plans. Contributions to the Plan are invested by the Trustee, PNC Bank, N.A (“PNC”), in one or more of the available investment funds as directed by Plan participants, including the common stock of the Company, which is unitized to facilitate daily allocations. Income or loss from each fund is allocated to participants’ accounts based on balances prior to such allocation. The Company made employer-matching contributions equal to 100% of the participant’s contribution up to a maximum of $600 per participant for the years ended December 31, 2006 and 2005. Additionally, participants age 50 or older may elect to contribute catch-up contributions up to $5,000 and $4,000 for Plan years ended 2006 and 2005, respectively.

Participant Accounts- Each participant’s account is credited with the participant’s contributions, the Company’s matching contribution, and allocations of Plan earnings. Allocations are based on participant account balances as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Forfeited balances of terminated participants’ nonvested accounts remain in the Plan and will be applied first to the restoration of participant’s forfeitures and then for the payment of administrative expenses.

Vesting- Participants are immediately vested in the contributions they make to the Plan, plus actual earnings thereon. Participants begin to vest in the Company’s matching contributions, plus earnings thereon, after one year of service, and become fully vested after five years of credited service.

Participant Loans- Participants may only have one loan outstanding at a time. The total amount owed to the Plan by an individual participant must be at least $1,000 and cannot exceed the lesser of 50% of the fair market value of the participant’s vested account balance or $50,000. As of December 31, 2006, there were 86 loans outstanding, with contractual interest rates ranging from 5.00% to 10.50%. As of December 31, 2005, there were 90 loans outstanding with contractual interest rates ranging from 5.00% to 10.50%. The loans are secured by the vested balance in the participant’s account and bear interest at rates commensurate with local prevailing rates as determined by the Plan Administrator. Loans generally must be repaid over a period not to exceed 5 years, unless used to purchase a primary residence, in which case, the Plan Administrator will determine the term of the loan.

Distribution of Benefits- Upon termination of service for any reason, including death, disability or retirement, a participant may receive the value of their vested interest as a lump-sum distribution, including rollover of their vested interest to a qualified retirement plan or Individual Retirement Account (IRA), or continue as a participant in the Plan without receiving any future employer-matching contributions. Terminated participants with an account balance of less than $1,000 will automatically receive a lump sum distribution. Net assets available for benefits include amounts due to

THE SHARPER IMAGE

401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2006 AND 2005 (continued)

1.	DESCRIPTION OF THE PLAN (continued)

terminated participants who have requested distributions that have not been made as of the Plan year end. Benefits are recorded when paid. Additionally, under certain circumstances of financial hardship, the participant is allowed to withdraw funds from the Plan.

Plan Termination- Although the Company has not expressed any intent to terminate the Plan, it may do so at any time. The Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan under the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their account balance.

Tax Status- The Plan is a standardized prototype cash or deferred profit sharing plan sponsored by PNC. A favorable determination letter for the amendment to the standardized prototype was issued by the IRS on November 19, 2001. The Plan has not yet applied for its own determination letter and has subsequently been amended since PNC received this letter; however, the Plan Administrator believes that the Plan is currently designed and is being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting- The financial statements of the Plan are prepared under the accrual method of accounting.

Fully Benefit-Responsive Investment Contracts- As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies subject to the AICPA Investment Company Audit Guide and Defined Contribution Health and Welfare and Pension Plans (the “FSP”), investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through a common collective trust (“CCT”). As required by the FSP, the Statements of Net Assets Available for Benefits presents the fair value of the investment in the CCT as well as the adjustment of the investment in the CCT from fair value to contract value relating to the investment contracts. The Statements of Changes in Net Assets Available for Benefits is prepared on a contract value basis. The Plan implemented this new accounting standard retrospectively to January 1, 2005.

Forfeiture Accounts- Forfeitures from non-vested participant accounts are generally used to pay Plan expenses. As of December 31, 2006 and 2005, the outstanding balance in the forfeiture account totaled $23,982 and $17,563, respectively. For the years ended December 31, 2006 and 2005, $24,914 and $5,617, respectively, of forfeitures were used to pay Plan expenses.

Investment Valuation and Income Recognition- The Plan’s investments are stated at fair value. Quoted market prices are used to value investments. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year end. Fair value for the Company’s unitized common stock is based on the Sharper Image common stock, listed on NASDAQ, and is valued at its quoted market price. Participant loans are valued at their outstanding balances, which approximate fair value. The Plan’s interest in the common collective trust is valued based on information reported by the investment advisor using the audited financial statements of the common collective trust at year end.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.

Administrative Expenses- Plan administrative expenses are primarily paid through forfeited balances of terminated participants’ non-vested portion of the Company’s matching contributions. If the forfeiture balance is less than administrative expenses, the deficiency will be paid by the Company.

THE SHARPER IMAGE

401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2006 AND 2005 (continued)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Use of Estimates- The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties – The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

THE SHARPER IMAGE

401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2006 AND 2005 (continued)

3.	INVESTMENTS

Investments that represent 5% or more of the Plan’s net assets at December 31, 2006 and 2005 are separately identified in the following table:

	2006 Fair Value	2005 Fair Value
BlackRock Funds:
Index Equity Fund	$1,333,123	$1,206,675
Money Market Fund	1,988,876	2,045,557
AIM Small Cap Growth Fund	872,202	812,749
Growth Fund of America	2,022,508	2,042,746
American Balanced Fund	1,038,001	955,690
Fidelity Advisor Diversified International Fund	1,338,562	1,056,056
Washington Mutual Investors Fund	669,481	*
Sharper Image Corp.
Unitized Common Stock	*	626,766

*	Investments represent less than 5% of the net assets in the respective year

During the years ended December 31, 2006 and 2005, the Plan’s investments (including gains and losses on investments bought and sold, as well as investments held throughout the year) appreciated (depreciated) by $659,816 and $ (77,204) in value, respectively, as follows:

	2006	2005
Mutual Funds	$709,038	$347,677
Sharper Image Corp. Unitized Common Stock	(49,222)	(424,881)

	$659,816	$(77,204)

4.	RELATED PARTY TRANSACTIONS

Certain Plan investments are shares of mutual funds, a money market fund and a common collective trust managed by PNC, or by a majority owned subsidiary of PNC. These funds are the BlackRock Funds and the Investment Contract Fund. PNC is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. In addition, the Plan invests in units of the Company’s common stock and, therefore, these transactions also qualify as party-in-interest transactions.

5.	EXCESS CONTRIBUTIONS REFUNDABLE

During the years ended December 31, 2006 and 2005, the Plan failed certain of its nondiscrimination tests. As a result, refunds of excess contributions were paid out to participants in order for the Plan to meet compliance testing requirements. Accruals were made for these excess contributions amounting to $85,381 and $151,632 for the years ended December 31 2006 and 2005, respectively. Refunds were paid in the subsequent year in which these excess contributions occurred.

* * * * * * * * * * *

THE SHARPER IMAGE

401(k) SAVINGS PLAN

SCHEDULE H, Line 4i – SCHEDULE OF ASSETS HELD (AT END OF YEAR)

DECEMBER 31, 2006

Employer Identification Number: 94-2493558

Plan Number: 002

Form: 5500

Identification of Issue, Borrower, Lessor or Similar Party	Description of Investment including Maturity Date, Rate of Interest, Collateral, par or Maturity Value	Cost	Current Value
American Balanced Fund	54,574 shares	a	1,038,001
BlackRock Index Equity Fund *	49,156 shares	a	1,333,123
AIM Small Cap Growth Fund	29,839 shares	a	872,202
American Century Equity Growth Fund	19,499 shares	a	499,568
American Century Small Cap Value	23,322 shares	a	226,924
Growth Fund of America	61,530 shares	a	2,022,508
Washington Mutual Investors Fund	19,205 shares	a	669,481
Fidelity Advisor Mid Cap Fund	17,442 shares	a	434,655
Fidelity Advisor Value Fund	10,805 shares	a	328,145
Fidelity Advisor Diversified International Fund	59,333 shares	a	1,338,562
BlackRock Intermediate Government Bond Fund *	48,420 shares	a	492,914
BlackRock Money Market Fund *	1,231,655 shares	a	1,988,876
Investment Contract Fund *	78,558 shares	a	226,626
Sharper Image Corp. Unitized Common Stock *	34,285 units	a	530,212
86 participant loans outstanding with interest rates ranging from 5.00% to 10.50%*			588,640

Total Investments			$12,590,437

*	Party-in-interest as defined by ERISA.
a	The cost of participant-directed investments is not required to be disclosed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE SHARPER IMAGE 401(k) SAVINGS PLAN BY SHARPER IMAGE CORPORATION PLAN ADMINISTRATIVE COMMITTEE

Date: July 6, 2007	by:	/s/ DANIEL W. NELSON
Daniel W. Nelson
Senior Vice President and Chief Accounting Officer,
ADMINISTRATIVE COMMITTEE